VEON Ltd. and VEON Holdings B.V. VEON’s Scheme approved by Court Amsterdam, Netherlands, 30 January 2023 14:15 CET: VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, and its subsidiary, VEON Holdings B.V. (the “Company”), are pleased to announce that, further to the announcement issued on 26 January 2023 regarding the Scheme Sanction Hearing, the Court has today made an order sanctioning the Scheme in respect of the Company’s 2023 Notes (the “Order”). In addition, the Company confirms that it has received confirmation from HM Revenue & Customs that the Order is not subject to stamp duty, and VEON Ltd. and VEON Amsterdam B.V. have executed the VEON Deed Poll. The Order will take effect when delivered to the Registrar of Companies. Following this, the Scheme will become effective in accordance with its terms and will bind the Company and all Scheme Creditors. This will include, among other things, the imposition of the Scheme Standstill, which will restrict 2023 Noteholders (and other Scheme Creditors) from taking Enforcement Action (and other related actions) in accordance with the terms described in the Scheme, as summarised in the Explanatory Statement issued by the Company on 21 December 2022, as amended on 11 January 2023. Notwithstanding the sanctioning of the Scheme by the Court, the Amendments will only become effective if and when each of the Amendment Conditions has been satisfied or waived (in accordance with the Scheme). This includes the receipt by the Company of certain licences, and/or confirmations that no such licences are required, as set out in the Explanatory Statement (in the event that the Company determines, in its absolute discretion, that it requires such licences or confirmations). Capitalised terms used but not defined in this announcement have the meaning given to them in the Explanatory Statement, which is available to the Scheme Creditors on the Scheme Website at https://deals.is.kroll.com/veon. VEON Group CEO Kaan Terzioglu commented: “We welcome the approval of the scheme by Court which we believe is in the best interest of all stakeholders. This provides our Group with additional financial flexibility and time to conclude the sale of our Russian business.”

About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Important Notice This release is for informational purposes only and shall not constitute a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any offer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129. This communication or information contained herein is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Any steps taken in respect of the Scheme and in connection with the Amendments must be in compliance with all applicable sanctions laws and regulations, including the sanctions laws and regulations administered by the European Union, the United Kingdom and the United States, and including securing any necessary licences and approvals from competent sanctions authorities. Contact Information VEON Group Director Investor Relations Nik Kershaw bonds@veon.com